Exhibit (a)(1)(xvii)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Co. Reg No.: 199503003D)
NEWS RELEASE
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PLEASED WITH
RECOMMENDATION OF STATS CHIPPAC’S INDEPENDENT DIRECTORS
AND THEIR FINANCIAL ADVISER
Singapore, 30 March 2007 — Temasek Holdings (Private) Limited’s (“Temasek”) wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), today said that it welcomed the recommendation (the “Recommendation”) of the Special Committee of independent directors of STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) and the advice of the financial adviser to the Special Committee with regard to STSPL’s voluntary conditional cash offer for the remaining shares (including shares represented by American Depositary Shares (“ADSs”)) in STATS ChipPAC that STSPL does not already own.
A corporate release: “STATS ChipPAC Ltd.’s Special Committee Announces Dispatch of Circular Containing Independent Directors’ Recommendations” issued by STATS ChipPAC dated 30 March 2007 is attached with this announcement.
Full details of the Recommendation can be found in the Offeree Circular which has been distributed by STATS ChipPAC to its shareholders and filed with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9. The Offeree Circular is available on the websites of the Singapore Exchange Securities Trading Limited (“SGX-ST”) at www.sgx.com and the SEC at www.sec.gov.
As previously announced, STSPL has commenced a voluntary conditional cash Offer for the remaining shares (including shares represented by ADSs) in STATS ChipPAC that STSPL does not already own. As at 9 March 2007, STSPL had approximately a 35.3% stake in STATS ChipPAC. The Offer will expire at 3:30 PM Singapore time, 3:30 AM New York time, on Friday, 13 April 2007, unless the Offer is extended. As a practical matter, acceptances of ADSs will have to be received by the Tender Agent in New York by the close of business on Thursday, 12 April 2007.
The Offer Price is S$1.75 in cash for each share and S$17.501 in cash for each ADS. The Offer is conditioned upon, among other matters, STSPL receiving acceptances of such number of shares which, together with all other shares owned, acquired or agreed to be acquired, before or during the Offer, by STSPL and its concert parties, would represent more than 50 per cent of the total outstanding shares of STATS ChipPAC following the close of the Offer.

[1]	For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.46 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

If shares tendered into the Offer result in STSPL owning at least 90 per cent of the outstanding shares in STATS ChipPAC (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL will offer a higher cash purchase price of S$1.88 per share or S$18.802 per ADS to all shareholders who accept the Offer, regardless of when their shares are tendered.
The premiums of the Offer Price in respect of the Ordinary Shares to the average closing prices of the Ordinary Shares (“Average Closing Share Prices”) for varying periods prior to the date of the announcement of the Offer on 1 March 2007 (the “Offer Announcement Date”) are as follows3:

Period	Average Closing	Premium of Offer	Premium of Higher
	Share Price	Price of S$1.75 per	Offer Price of S$1.88
	(S$)	Ordinary Share to	per Ordinary Share
		Average Closing	to Average Closing
		Share Price[4]	Share Price[4]

1 market day prior to the Offer Announcement Date	1.48	18.2%	27.0%

3 months prior to the Offer Announcement Date	1.25	40.5%	51.0%

6 months prior to the Offer Announcement Date	1.13	55.1%	66.6%
The Offer includes an offer by STSPL for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (the “Convertible Notes”). The offer for the Convertible Notes is conditioned on the Offer for the shares and ADSs being declared unconditional in all respects.
The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by STSPL with SGX-ST and the SEC on 16 March 2007 and are available on the SGX-ST and SEC websites.
--- ends ---

[2]	For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.32 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

[3]	The figures set out in the table are based on data extracted from Bloomberg on the Offer Announcement Date.

[4]	Rounded to one decimal place.

About Temasek Holdings (Private) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore.
Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies.
The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare.
Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively.
For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This news release does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and the specified convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of ordinary shares, ADSs and convertible notes of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com, on the website of the SEC at www.sec.com, from The Central Depository (Pte) Limited, at +65 6535-7511 (for holders of ordinary shares held through CDP), from M&C Services Private Limited, at +65 6227-6660 (for holders of ordinary shares held in scrip form) or from the information agent, MacKenzie Partners, Inc., at +1800 322-2885 (for holders of ADSs and Convertible Notes). Questions or requests for assistance may be directed to the financial adviser, Goldman Sachs (Singapore) Pte., at +1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas), or to the information agent.

The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this news release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this news release are fair and accurate and that no material facts have been omitted from this news release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this news release.
For media queries, please contact:
Singapore
Ivan Tan
Weber Shandwick
Tel: +65 6825 8027
Email: itan@webershandwick.com
US
Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
Tel: +1 212 895 8612
Email: jwilkinson@joelefrank.com

CORPORATE RELEASE
STATS ChipPAC Ltd.’s Special Committee Announces
Dispatch of Circular containing Independent Directors’ Recommendations
United States — 3/29/2007, Singapore — 3/30/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, refers to (a) the voluntary conditional cash offer (Offer) announced on March 1, 2007 by Goldman Sachs (Singapore) Pte, for and on behalf of Singapore Technologies Semiconductors Pte Ltd (Offeror); (b) the Company’s announcement on March 13, 2007 of the appointment of Morgan Stanley Dean Witter Asia (Singapore) Pte (Morgan Stanley) as the financial adviser to advise the directors of the Company who are considered independent for the purpose of the Offer (Independent Directors); and (c) the announcement on March 16, 2007 by the Offeror of the dispatch of the Offer to Purchase setting out the terms and conditions of the Offer. A copy of each of these announcements is available at the Singapore Exchange Securities Trading Limited (SGX-ST) website at www.sgx.com and a copy of the Offeror’s announcements and the Company’s announcements are available on Schedule TO and Schedule 14D-9, respectively, at the U.S. Securities Exchange Commission (SEC) website at www.sec.gov.
The Company wishes to inform its security holders that on March 30, 2007, it dispatched a circular (Circular) to its security holders in connection with the Offer. A copy of the Circular is available free of charge at the SGX-ST website at www.sgx.com, at the U.S. Securities Exchange Commission (SEC) website at www.sec.gov, or at our website at www.statschippac.com.
The Circular contains the opinion and advice of Morgan Stanley to the Independent Directors, the determinations and recommendations of the Independent Directors with respect to the Offer and Options Proposal and information for the consideration of the security holders in compliance with Rule 24 of the Singapore Code on Take-overs and Mergers (Code). The Company has also furnished a copy of the Statement of Prospects (referred to in the Circular) and the reports of Morgan Stanley and PricewaterhouseCoopers on the Statement of Prospects (the Reports) required under Rule 25 of the Code on Form 6-K filed with the SEC. Copies of the Statement of Prospects and the Reports are also available at the SGX-ST website at www.sgx.com.
Capitalized terms not defined in this release have the meaning ascribed to them in the Circular.
The determinations and recommendations of the Independent Directors are summarized below. Shareholders, Noteholders and Optionholders should refer to the Circular for additional information regarding these determinations and recommendations and related matters.
As there is no assurance that the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS), which is contingent upon the Offeror acquiring sufficient Offer Shares during the Offer to permit the Offeror to institute a Compulsory Acquisition, will be paid pursuant to the Share Offer, Shareholders should not assume that they would receive more than S$1.75 per Ordinary Share (or S$17.50 per ADS) in the Share Offer, and Noteholders and Optionholders should not assume that they would receive payments determined with reference to a price per Ordinary Share greater than S$1.75 pursuant to the Convertible Notes Offer or the Options Proposal, as applicable.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

(i)	Share Offer
The Independent Directors have determined the Share Offer to be fair to the Company’s shareholders (other than the Offeror, its related corporations and their respective nominees) and recommend that Shareholders accept the Share Offer and tender their Offer Shares pursuant to the Share Offer. The Independent Directors note, however, that Shareholders may have the opportunity to sell their Offer Shares in the market at prices in excess of the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS), and that Shareholders who are willing to forego the potential opportunity to receive the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) may wish to sell their Offer Shares in the market. Shareholders are encouraged to obtain current market quotations for Offer Shares.
(ii)	Convertible Notes Offer
The Independent Directors have decided to remain neutral with respect to the Convertible Notes Offer and recommend that Noteholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept the Convertible Notes Offer and tender their Convertible Notes pursuant to the Convertible Notes Offer or to reject the Convertible Notes Offer and refrain from tendering their Convertible Notes pursuant to the Convertible Notes Offer.
(iii)	Options Proposal
The Independent Directors have decided to remain neutral with respect to the Options Proposal and recommend that Optionholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Options Proposal.
Security holders are urged to read the Circular carefully and in its entirety and in particular to consider Morgan Stanley’s opinion on the Share Offer and the advice on the Convertible Notes Offer and Options Proposal and the factors taken into account by the Independent Directors in formulating their determinations and recommendations.
Shareholders who do not receive the Circular within the next five business days may obtain a copy from:
(i)	the Company at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059;

(ii)	M&C Services Private Limited at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906; and

(iii)	Depository Receipt Services, Citibank N.A. at 388 Greenwich St., 14th Floor, New York, NY 10013, United States.
Shareholders should note that the Offeror has indicated that the Offer and the withdrawal rights of security holders will expire at 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on Friday, April 13, 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Forward Looking Statements
Certain statements in this release, including statements regarding the expected timing of the expiration of security holders’ withdrawal rights, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual events to differ from our expectations include actions that may be taken by the Company, the Special Committee or third parties in connection with or in response to such tender offer; general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; tender offer by Singapore Technologies Semiconductors Pte Ltd, a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Tham Kah Locke
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com